
October 7, 2019

Thomas Cherry
President and Chief Executive Officer
C&F Financial Corporation
802 Main Street
West Point, VA 23181

> **Re: C&F Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed September 27, 2019**
> **File No. 333-233970**

Dear Mr. Cherry:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance